EXHIBIT 99.28

CONSENT OF KATHLEEN ANN ALTMAN

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

/s/ Kathleen Ann Altman

By: Kathleen Ann Altman, Ph.D., P.E.

Dated: March 13, 2020